United States securities and exchange commission logo





                             April 7, 2023

       Yoici Ochiai
       Chief Executive Officer
       Pixie Dust Technologies, Inc.
       2-20-5 Kanda Misaki-cho, Chiyoda-ku
       Tokyo, 101-0061, Japan

                                                        Re: Pixie Dust
Technologies, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 8,
2023
                                                            CIK 0001962845

       Dear Yoici Ochiai:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted March 8, 2023

       Market and Industry Data, page iii

   1. We note your statements that (i) the accuracy and completeness of the information used in reports of governmental
agencies, market research reports, and industry publications and surveys is not
guaranteed and (ii) that you have not independently verified the data from these sources. These
statements appear to imply a disclaimer of responsibility for this information in the
prospectus. Please either delete these statements or specifically state that you are liable for
the information related to the market and industry data
 Yoici Ochiai
FirstName   LastNameYoiciInc.
                           Ochiai
Pixie Dust Technologies,
Comapany
April       NamePixie Dust Technologies, Inc.
       7, 2023
April 27, 2023 Page 2
Page
FirstName LastName
Prospectus Summary
Business Overview, page 1

2. Substantially revise your summary to provide a brief overview of the key aspects of the offering. In doing so, please clarify on the first page the business in which your company is currently engaged, including the status of any products that you currently sell and state the stage of development of your potential products that are discussed in the prospectus.
         In doing so, include information regarding the hair loss medication you recently in-
         licensed and began selling, and how that relates to your strategic plans. We note the disclosure on page 31 and briefly in the Business section. The summary identify those aspects of the offering that are the most significant and highlight those points in clear, plain language. Refer to Item 3 of Form F-1 and the Instruction to
Item 503(a) of
         Regulation S-K.
3. In revising the summary, avoid overbroad statements of leadership and vision for your future products, and balance disclosure of your strategic goals with equally prominent disclosure of the potential risks your company faces. For example, the first sentence, beginning "[w]e create and commercialize innovative consumer personal care products and spatial materials," should be revised or deleted given the stage of your company. We note the disclosure on page 2 that you "are an early-stage company and have not generated significant revenue from any commercialization of [y]our proprietary technology products," and that you "have generated revenues primarily from commissioned research and development and solution services [you] provided to other companies including under
         . . . collaboration arrangements."
4. We note the distinction on page 2 that your products are "consumer personal care products for every day use." Prominently address the fact that you plan to characterize the relevant products, which appear to be SonoRepro and kikippa, as personal care products and not medical devices, and briefly address the significance of that distinction. Revise the summary to briefly address the risks associated with certain of your products that also could be characterized as medical devices. We note the risk factor on page 30, and the disclosure that "as [y]our business grows, [you] may need to apply for approvals to market certain products as medical devices in Japan." Clarify why the size of your company impacts that decision.
5. Please revise to briefly describe technical terms or medical conditions at their first use, including the following:
             spatial materials;
             mechanobiology;
             metamaterials;
             electromagnetic metamaterials;
             wave technology; and
             sensory and metamaterial technologies.
         When defining these terms, please do so without using the term in the definition. We note
 Yoici Ochiai
FirstName   LastNameYoiciInc.
                           Ochiai
Pixie Dust Technologies,
Comapany
April       NamePixie Dust Technologies, Inc.
       7, 2023
April 37, 2023 Page 3
Page
FirstName LastName
         your current definition of metamaterials.
Summary Risk Factors, page 3

6. Please revise to place the Risk Factors Summary immediately before your Risk Factors section as required by Item 105(b) of Regulation S-K.
Use of Proceeds, page 52

7.       You state that you intend to use the net proceeds from the offering
for    working capital
         and other general corporate purposes, which include developing and commercializing our
         technologies and related products.    We also note your disclosure
that you "have no
         agreements or commitments for particular uses of the net proceeds from this offering." Nonetheless, please revise to provide more meaningful and specific disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the reasons for the offering. Refer to Item 3.C.1. of Form 20-F.
Selected Financial Information and Operating Data, page 59

8. We note your financial statements are chronologically ordered from left to right, while
         Financial Information and MD&A are chronologically ordered from right to left. Please revise your filing so that financial statements and other data presented in tabular form are read consistently in the same chronological order throughout the filing. Refer to SAB
         Topic 11.E.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
61

9. We note your financial statements include a convenience translation for the most recent fiscal year and subsequent interim period. Please revise your MD&A to remove any reference to U.S. dollar period over period changes so that your filing is presented on a consistent basis, including both tabular and narrative references. Likewise, remove references to convenience translation amounts that are not included in your financial statements.
Business, page 76

10. Please revise this section to provide the basis for these statements or remove them:

                "We expect that, over time, the world of Digital Nature will construct an environment inseparable from both computers and non-computers, building a computational nature that transcends language and phenomenon with information processes unique to living organisms."
                "We believe kikippa can change casual TV viewing into an activity that could
 Yoici Ochiai
Pixie Dust Technologies, Inc.
April 7, 2023
Page 4
              potentially assist cognitive-impaired individuals in performing everyday tasks through sound stimulation." As kikippa is potentially being commercially launched in the second quarter of 2023, it appears you should know whether this is feasible or not. Revise the statement to provide a reasonable basis for this belief or eliminate the assertion.
                Your statement that there is "growing awareness of iwasemi among architectural firms, construction companies, and other distributors and consultants of construction materials."
                "We believe we were among the first companies to focus on the Angle of Arrival
              (   AOA   ) function of Bluetooth 5.1 . . . ."
                "[A]nd [we] have been developing technology and accumulating know-how to bring it to the stage where it can be used in real-life environments."
                "We believe the technology developed as a result of these efforts has opened up a new product area of low cost and high accuracy for location positioning technologies, whereas existing location positioning technologies were either high cost and high accuracy or low cost and low accuracy. We further believe that this technology can not only replace the existing positioning technology in industry, but also open up a wide range of new applications."
11. Please revise your business section to provide a discussion of the sources and availability of raw materials used in your operations. Refer to Item 4.B.4 of Form 20-F.
12. We note your references to several collaborations and agreements related to licensing, manufacturing and distribution throughout your prospectus. We note, for example, your work with the University of Tsukuba, Tohoku University, your collaboration with
         Shionogi & Co., your relationship with Itoki and referenced research and development collaboration agreements with companies you do not specifically name, among others.
         Please revise to describe the material terms for all your material agreements, including, to the extent applicable: (i) the rights and obligations of each party;
(ii) the upfront license
         fees paid; (iii) the annual license maintenance fees to be paid; (iv) the duration of the agreements; (v) the aggregate amount of any milestone payments under the agreements and the amounts paid to date; (vi) the royalty fees and royalty terms, and (vii) termination provisions. Refer to Item 4.B.4 and 6 of Form 20-F. Please also file the agreements as exhibits or tell us why you do not believe it is required. Refer to
Item 8.a. of Form F-1 and
         Item 601(b)(10)(ii) of Regulation S-K.

13. We note your disclosure regarding the market and competition for each of your products.
FirstName LastNameYoici Ochiai
       Please provide additional context regarding your competitive position and, to the extent
Comapany    NamePixie
       known,   identify Dust  Technologies,
                         they types          Inc.and companies with whom you
compete, or, to the
                                     of products
April 7,extent
         2023 your
               Page product
                    4        is not yet commercialized, your future
competition.
FirstName LastName
 Yoici Ochiai
FirstName   LastNameYoiciInc.
                           Ochiai
Pixie Dust Technologies,
Comapany
April       NamePixie Dust Technologies, Inc.
       7, 2023
April 57, 2023 Page 5
Page
FirstName LastName
SonoRepro, page 79

14. To the extent you do not plan to market your SonoRepro and kikippo devices as medical devices, but instead as personal care devices, it appears you should revise the prospectus to remove any references to potential treatment of disease or medical conditions. For example, on page 79, you state that the SonoRepro "personal scalp care device . . . may be particularly useful for individuals suffering from androgenetic alopecia ("AGA"), or male pattern baldness." You then cite a study of ultrasound affecting male pattern baldness, and state that "SonoRepro was developed based on non-contact vibrotactile stimulation with ultrasound, one of [y]our proprietary wave control technologies." Revise to remove the disclosure regarding the study and the statement regarding the "usefulness" of the device for persons suffering from alopecia. Please also revise the kikippa section to remove any claims and studies related to the audio speaker's gamma waves potentially improving dementia or otherwise assisting cognitively impaired individuals. We note the disclosure in the last full paragraph on page 82 that you "may elect to, or may be required to apply for regulatory approvals to market and sell the product as a medical device in
         Japan or other jurisdictions where [you] sell the product. Util [you] obtain the required regulatory approvals, [you] will not make any medical device claims relating to
         [kikippa]."
15. Should you retain any information regarding clinical studies in your document, revise the disclosure to provide all material information about each study. We note, for example, your disclosure that the results of your SonoRepro clinical study indicated a
         "significant decrease in the telogen hair and a significant increase in the anagen hair in the irradiated group." Please disclose the sponsor of the study, number of participants, whether statistical significance was demonstrated and the p-values supporting statistical significance. The first time you use the term p-value please explain what it measures and the p-value that you have to achieve in order to conclude a statistically significant result.
Collaboration and Commercialization, page 80

16. We note your disclosure in the first paragraph of this section regarding the medication for treating hair loss that you began selling in January 2023, and the license for store-based distribution that you obtained in December 2022. The only other discussion of this product appears to be in the risk factor on page 31. Please revise your business section to fully discuss this product, as required by Item 4.B.1. of Form 20-F. Please include in your disclosure the background of the product's development, its mechanism of action, the regulatory requirements to commercialize the product, what requirements you have yet to satisfy, the anticipated costs to commercialize the product and your anticipated timing.
 Yoici Ochiai
FirstName   LastNameYoiciInc.
                           Ochiai
Pixie Dust Technologies,
Comapany
April       NamePixie Dust Technologies, Inc.
       7, 2023
April 67, 2023 Page 6
Page
FirstName LastName
kikippa, page 81

17. Revise this section and the VUEVO discussion to provide a more complete description of these products and their current stage of development. For example, you mention in the third paragraph on page 81 that kikippa is a speaker. Describe the actual product, such as the inputs, how it is powered and controlled, the types of controls, and the outputs, if any.
         State the dimensions. We note you plan to launch kikippa in the second quarter of 2023, as disclosed on page 82. As you state in the same paragraph that you are testing a prototype, please update the anticipated timing. Finally, revise to provide additional detail regarding the anticipated costs, steps and timing for the testing and development needed to commercialize each of the products.
Collaboration and Commercialization, page 82

18. We note your plans that you to market kikippa and VUEVO initially in Japan and expect to expand overseas in the future. Please disclose the overseas jurisdictions in which you intend to market these products and the regulatory approvals you are required to satisfy in those jurisdictions.
VUEVO, page 83

19. Please revise the graphic on page 84 to clarify what the photo represents. For example, clarify if the graphic is a printout of the actual output from one of your prototypes. If not, revise the caption to specifically identify how the graphic was generated and what is depicted.
iwasemi, page 85

20. Substantially revise this section to provide additional information about the development and structure of this product. You state that "iwasemi is a sound-absorbing material [you]
         developed by applying [your] proprietary engineering technologies to acoustic metamaterial technologies." Clarify how much of your own development contributed to these products, as opposed to your adaptation of existing acoustic metamaterials. Explain your research and testing that lead to these products. In your revisions, provide a more complete explanation of metamaterials. You currently state that "metamaterials are artificially created substances with properties that do not exist in nature," which is circular.
 Yoici Ochiai
FirstName   LastNameYoiciInc.
                           Ochiai
Pixie Dust Technologies,
Comapany
April       NamePixie Dust Technologies, Inc.
       7, 2023
April 77, 2023 Page 7
Page
FirstName LastName

Market and Competition, page 87

21. We note your statement that "According to a report by Global Information, dated July 13,
         2021, the global market for soundproofing materials is expected to grow from approximately US$14.1 billion in 2021 to US$17.1 billion by 2026." Please revise to disclose your current market share for iwasemi. Please also revise to provide your basis for the statement "We expect iwasemi will be the first acoustic metamaterial for offices and homes to enter the market."
Intellectual Property, page 89

22. We note your disclosure of your patent portfolio on page 89. Please clarify your disclosure to identify for each patent family (including your licensed patents), the scope and technology of each such patent family or patent application, whether the patents are owned or licensed, the type of patent protection, the expiration dates, and applicable jurisdictions. In this regard, it may be useful to provide this disclosure in tabular form.
Compensation of our Directors and Corporate Auditor, page 101

23.      Please present all compensation and stock option information in U.S.
dollars.
24. Provide the information required by Item 6.B of Form 20-F or tell us why the information is not required.
Principle Shareholders, page 104

25.      Please revise the Principal Shareholders table as follows:
             We note the table includes the 11,726 common shares to be issued pursuant to the conversion of the convertible preferred shares. Please quantify the shares underlying the convertible securities in footnotes to your table.
             Please expand footnote 10 to disclose the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Abies Ventures Fund I, L.P.
             Please revise each individual's beneficial ownership to include all shares each individual beneficially owns, whether or not also beneficially owned by another person or entity in the table, which can be explained in the footnotes. We note you have excluded shares from the beneficial ownership of Mr. Oshima and Mr. Murata.
             Clarify how the disclosure on page 106 of the number of holders of common shares and various series of convertible shares is consistent with the disclosure in the table.
             Provide us your analysis regarding whether the parties of the shareholders' agreement disclosed on page 107 should be disclosed in the table.

         Finally, please revise to provide the disclosure required by Item 7.A.1.b. and 7.A.2. of
         Form 20-F.
 Yoici Ochiai
Pixie Dust Technologies, Inc.
April 7, 2023
Page 8
Certain Relationships and Related Party Transactions
Existing Shareholders' Arrangements, page 107

26. We note you entered into several investor agreements with Mr. Ochiai, Mr. Hoshi, and
         Mr. Murakami. Please provide the material terms of these agreements, including the conversion rate of each class of security and the purchase price. Unaudited Condensed Financial Statements
Notes to Condensed Financial Statements, page F-37

27. Please disclose the pro forma shares outstanding as of October 31, 2022, assuming conversion of your issued and outstanding convertible preferred shares. Also revise your
         Selected Financial Information and Operating Data section to include this pro forma information.
5. Borrowings, page F-42

28. Please disclose with more specificity the due dates for amounts due in the year ended
         April 30, 2024.
7. Revenue Recognition, page F-43

29. We note you have approximately 142 days' revenue in accounts receivable at October 31,
         2022, whereas your disclosure on page F-15 sets forth that payments of revenues are generally collected in the following month from the invoice date. Please disclose the payment terms for each of your different types of revenue with more specificity, the amount of any past due accounts receivable as of the balance sheet date, and the amount of any subsequent write-offs. In addition, describe for us the circumstances surrounding any amounts not subsequently collected in cash. Refer to ASC 606-10-50-12(b) for the disclosure requirements.
30. We have reviewed your revenue recognition disclosures under Critical Accounting
       Policies and Estimates and in the annual financial statements. Please revise your disclosure in the filing to more fully provide the sufficient information to enable users of your financial statements to understand the nature, amount, timing, and uncertainty of your revenue and cash flows, including qualitative and quantitative information, as set forth in ASC 606-10-50-1 and related paragraphs. For example, you set forth on page 71 that you did not provide any sales return allowances as of April 30, 2021 and 2022 and
       October 31, 2022 as customer returns were immaterial. However, please more fully describe the judgments, methods, inputs, and assumptions involved in your
       determinations, including a description of any explicit return or refund provisions in your
FirstName LastNameYoici Ochiai
       contracts or implicit return or refund provisions due to circumstances as set forth in either
Comapany
       ASCNamePixie
             606-10-32-7Dust
                           (a) Technologies,  Inc.
                               or (b). Refer to ASC 606-10-50-12(d),
606-10-50-17, and 606-10-
April 7,50-20.
         2023 Page 8
FirstName LastName
 Yoici Ochiai
FirstName   LastNameYoiciInc.
                           Ochiai
Pixie Dust Technologies,
Comapany
April       NamePixie Dust Technologies, Inc.
       7, 2023
April 97, 2023 Page 9
Page
FirstName LastName
31. Please provide a description of any types of warranties and related obligations. Refer to
         ASC 606-10-50-12(e).
10. Net Loss Per Share, page F-45

32. Please disclose the potentially dilutive securities that have been excluded from diluted net loss per share in tabular form. Refer to ASC 260-10-50-1(c).
12. Subsequent Events, page F-46

33. We note you intend to effect a share split prior to the effective date of the registration statement. Please provide retroactive effect to the share split throughout the filing, including the financial statements and related notes for all periods presented, selected financial data, etc. Provide an explanation of the change made and the date the change became effective. Refer to ASC 260-10-55-12 and SAB Topic 4(C).
General

34. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications
35. We note from the prospectus cover page that you plan to offer a portion of the ADSs being registered in this offering in a concurrent offering in Japan. Please confirm for us your intent to offer ADSs in Japan as opposed to common stock, for example. In addition, please tell us the potential allocation of the offering between the two countries.
       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jordan Nimitz at 202-551-5831 or Abby Adams at 202-551-6902 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Industrial Applications and
                                                                Services
cc:      Barbara A. Jones, Esq.